

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 14, 2015

Ben van Beurden
Chief Executive Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague
The Netherlands

> **Re: Royal Dutch Shell plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 001-32575**

Dear Mr. van Beurden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Downstream, page 40</u>

1.   We note your disclosure that the improvement in downstream earnings from 2013 to 2014 "was driven by higher realised refining margins from improved operating performance and a stronger industry environment, higher earnings from Trading and Supply, and lower costs mainly as a result of divestments." You also stated that "Trading and Supply earnings were significantly higher than 2013, benefiting from increased price volatility and profitable short positions in an oil market where prices declined during the second half of 2014." Please quantify the factors which impacted your downstream earnings.

Environment and Society, page 52

Exploration in Alaska, page 55

2.   We note your disclosure concerning exploration in Alaska, including your discussion of federal leases for exploration in the Outer Continental Shelf (OCS) of the Beaufort and Chukchi seas. We are aware of your July 2014 request to the Bureau of Safety and Environmental Enforcement (BSEE) for a five-year "suspension of operations" with regard to the leases. In that request, you highlighted that you have invested over $6 billion to secure and pursue the leases and that you have experienced "an interminable series of external delays" in attempting to explore the OCS prospects.

In view of the nature of the issues that you raised in your request to the BSEE, please include disclosure in your filings to discuss your request for the suspension, the status of the request, the related risks of further delays and the lack of certainty as to whether additional time may be granted on the leaseholds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources